UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disclosure of Major Shareholding

BRUSSELS, Belgium, February 23, 2009 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 10% being crossed by Citibank, N.A. as new Depositary for the American Depositary Receipts program of Delhaize Group.

Citibank, N.A. has succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. As a result, on February 18, 2009, Citibank, N.A. notified Delhaize Group that Citibank, N.A. holds 10,682,499 shares of Delhaize Group representing 10.62% of the voting rights in Delhaize Group in its capacity as new Depositary for such program.

Citibank, N.A. advised Delhaize Group that Citibank, N.A. does not intend to update its shareholding declaration to reflect any changes in the number of shares of Delhaize Group it may hold as Depositary, unless legally required. Citibank, N.A. will exercise the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. can vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares. The form of Deposit Agreement has been filed with the United States Securities and Exchange Commission (“SEC”) as an exhibit to the Registration Statement on Form F-6 (Reg. No. 333-156798) and may be retrieved from the SEC’s website (www.sec.gov).

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2008, Delhaize Group’s sales network consisted of 2,673 stores. In 2008, Delhaize Group posted EUR 19.0 billion (USD 28.0 billion) in revenues. In 2007, Delhaize Group posted EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CONTACTS:

Geert Verellen: +32 2 412 83 62

Aurélie Bultynck: +32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 26, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President